09055895

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 27 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 39659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Thornhill Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

336 South Congress Avenue, Suite 200
(No. and Street)

Austin	Texas	78704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabe Thornhill 512-472-7171
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 Courtyard West, Suite 400	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gabriel F. Thornhill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Thornhill Securities, Inc.**, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

MARTHA J ROSENFIELD
Notary Public
STATE OF TEXAS
My Comm. Exp. 08-19-09

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors – None.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

THORNHILL SECURITIES, INC.

Financial Statements and Supplemental Schedule
December 31, 2008

(With Independent Auditor's Report Thereon)

THORNHILL SECURITIES, INC.

Index to Financial Statements and Supplemental Schedule

December 31, 2008

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Thornhill Securities, Inc.:

We have audited the accompanying statement of financial condition of Thornhill Securities, Inc. as of December 31, 2008, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornhill Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2009

5918 W. Courtyard, Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • HOUSTON • ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

THORNHILL SECURITIES, INC.
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$	254,874
Receivable from broker dealer		6,664
Securities owned		8,982
Clearing deposit		100,000
Accounts receivable		1,351
Prepaid expenses		15,021
Fixed assets, net		1,119
Total assets	$	388,011

Liabilities and Shareholders' Equity

Liabilities:		
Accrued expenses	$	14,038
Accounts payable		2,735
Total liabilities		16,773
Shareholders' equity		
Common stock $0.01 par value, 1,000,000 shares authorized, 30,000 shares issued and outstanding		300
Additional paid in capital		78,290
Retained earnings		292,648
Total shareholders' equity		371,238
Total liabilities and shareholder's equity	$	388,011

See notes to financial statements and independent auditors' report.

THORNHILL SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2008

Revenues		
Brokerage revenues	$	524,394
Interest and other		4,952
Total revenues		529,346
Expenses		
Commissions, employee compensation and benefits		354,593
Clearing fees		62,552
Occupancy		53,950
Communications and exchanges		22,748
Professional fees		18,902
Insurance		17,710
Regulatory fees		7,182
Depreciation		943
Other		19,598
Total expenses		558,178
Loss before income tax benefit		(28,832)
Income tax expenses (benefit)		(2,477)
Net loss	$	(26,355)

See notes to financial statements and independent auditors' report.

THORNHILL SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2008

	Common stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances at January 1, 2007	30,000	$ 300	78,290	319,003	397,593
Net loss	-	-	-	(26,355)	(26,355)
Balances at December 31, 2007	30,000	$ 300	78,290	292,648	$ 371,238

See notes to financial statements and independent auditors' report.

THORNHILL SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (26,355)
Adjustments to reconcile net loss to net cash used by operating adtivities:	
Depreciation expense	943
Changes in assets and liablitlies:	
Securities owned	4,756
Receivable from broker dealer	(353)
Prepaid expenses	(1,092)
Federal income tax receivable	17,500
Accounts receivable	(1,351)
Accounts payable and accrued expenses	813
Net cash used by operating activities	(5,139)
Cash flows from investing activities:	
Purchase of fixed assets	(1,427)
Net cash used from investing activities	(1,427)
Cash flows from financing activities:	-
Net decrease in cash	(6,566)
Cash and equivalents at beginning of year	261,440
Cash and equivalents at end of year	$ 254,874
Supplemental disclosures of cash flow information	
Cash received from income taxes refunded	$ (21,730)
Cash paid for interest	$ 10

See notes to financial statements and independent auditors' report.

Note 1- Description of Business

Thornhill Securities, Inc. (Company) is a majority-owned subsidiary of Austin Trust Company (Parent). The Company is a registered broker-dealer in the general securities business. Securities traded include, but are not limited to, stocks, corporate bonds, U.S. government and government agency securities, mutual funds, money market instruments, and tax-exempt securities. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located in Texas and New Jersey.

Note 2- Summary of Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues and expenses are recognized in the period earned or incurred.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments which may be withdrawn at any time without penalty or will become available within one year from the date of the financial statements, to be cash equivalents.

Securities Transactions

Securities transactions and the related commissions revenues and expenses are recorded on the trade date basis.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally five years.

Income Taxes

Differences in the recognition of revenues and expenses for tax and financial statement purposes and differences in the amount which would result from applying the statutory tax rates to income before provision for income taxes and income tax expense are not significant.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumption that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2- Summary of Significant Accounting Policies (continued)

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, and securities owned. Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices). The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Clearing Agreement

Thornhill Securities, Inc. has a clearing agreement with the Pershing Division of The Bank of New York (Pershing) whereby Pershing clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Pershing.

Fair Value Measurements

The Company adopted SFAS No. 157 effective January 1, 2008. SFAS 157 established a framework for measuring fair value in GAAP and clarified the definition of fair value within that framework. SFAS 157 does not require assets and liabilities that were previously recorded at cost to be recorded at fair value or for assets and liabilities that are already required to be disclosed at fair value, SFAS 157 introduced, or reiterated, a number of key concepts which form the foundation of the fair value measurement approach to be used for financial reporting purposes. The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

- Level 1—quoted prices in active markets for identical assets and liabilities.
- Level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities.
- Level 3—unobservable inputs.

The adoption of FAS 157 did not have an effect on the Company's financial condition or results of operations, but SFAS 157 introduced new disclosures about how the Company values certain assets and liabilities. Much of the disclosure is focused on the inputs used to measure fair value, particularly in instances where the measurement uses significant unobservable (Level 3) inputs. As of December 31, 2008, the Company's investments in securities owned require measurement on a recurring basis based on the guidance in SFAS 157. At December 31, 2008 all financial assets consisted of cash and cash equivalents at financial institutions in the United States and securities owned. The securities owned consist of investments in corporate bonds. The securities owned are Level 1 assets. There were no level 2 or 3 assets or liabilities at December 31, 2008.

Note 3- Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital, aggregate indebtedness and net capital requirements of $339,587, $16,773 and $50,000, respectively. The Company's net capital ratio was .05 to 1.

Note 4- Related Party Transactions

During February 1990, 51% of the outstanding shares of the Company were purchased by its Parent at an amount approximating book value. Its Parent uses the Company for its trading activities. Total commission revenue to the Company generated from trades made from its Parent and its officers totaled $49,140 in 2008.

The Company leases office space and shares a phone system with its Parent. As a result, the Company has allocated a portion of its Parent's occupancy and general and administrative expense based on approximate usage. In 2008, the Company made payments of $56,402. The Company had a receivable from Parent in the amount of $1,351 at December 31, 2008.

Note 5- 401(k) Plan

The Company's employees are covered by a defined contribution plan that is intended to qualify under Internal Revenue Code Section 401(k). The plan covers all employees who are 21 years of age and older. Employee contributions are made through salary reductions and are currently matched 50% by the Company up to a maximum of $1,000 per employee. The contributions vest to the employee over a six-year period. The Company made matching contributions of $1,840 during 2008.

Note 6- Fixed Assets

Fixed assets consisted of the following at December 31, 2008:

Furniture and fixtures	$ 23,972
Equipment and computers	25,231
	49,203
Less: accumulated depreciation	(48,084)
	$ 1,119

Depreciation expense totaled $943 for the year ended December 31, 2008.

Note 7- Commitments and Contingencies

Operating Leases

The Company leases office equipment and office space, under non-cancellable operating leases. The office space is leased from the Company's parent. During 2008, the Company signed a new office equipment lease with a term of 63 months. During 2009, the Company signed a new office space lease for a one year term. A summary of the total minimum lease payments under non-cancelable operating leases for office space and office equipment follows:

Year Ending December 31,	Lease Commitment
2009	$ 56,131
2010	3,120
2011	3,120
2012	3,120
2013	2,340

Rental expense for these leases was $53,950 for the year ended December 31, 2008.

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At December 31, 2008, the Company was not involved in any litigation or active legal actions.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The agreement with the clearing broker-dealer calls for minimum charges of $100,000 annually during the entire period of the agreement. The Company has a clearing deposit of $100,000 with the clearing broker-dealer securing the charges and indemnification clause.

Note 8 - Income Taxes

Federal and state income tax benefit for the year ending December 31, 2008 totaled $2,427 as follows:

Federal income tax (benefit)	$	(4,230)
State income tax		1,753
Total income tax (benefit)	$	(2,427)

There were no significant temporary differences that give rise to deferred tax assets or liabilities as of December 31, 2008.

Note 8 - Income Taxes (continued)

A reconciliation of the U.S. statutory income tax rate to the effective rate for the year ended December 31, 2008 is as follows:

Tax benefit at Federal Statutory rate of 34%	$	(8,119)
Permanent difference- Meals		563
Permanent difference- life insurance premium		5,281
Rate differential and other items		(2,949)
State income tax, net of Federal benefit		1,753
Income tax benefit	$	(2,427)

Schedule I

THORNHILL SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Total shareholders' equity qualified for net capital	$ 371,238
Deductions and/or charges	
Non-allowable assets and related liabilities:	
Prepaid expenses and accounts receivable	(16,372)
Receivable from broker dealer	(6,664)
Fixed assets, net	(1,119)
Total deductions and/or charges	(24,155)
Net capital before haircuts on securities	347,083
Less:	
Haircuts on securities	399
Haircuts on money market funds	7,097
Total net capital	$ 339,587
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 16,773
Total aggregate indebtedness	$ 16,773
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 272,814
Ratio of aggregate indebtedness to net capital	.05 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2008 as reported by Thornhill Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors Thornhill Securities, Inc.:

In planning and performing our audit of the financial statements of Thornhill Securities, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, TX
February 24, 2009